T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

January 4, 2010	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON COMMENCES DRILLING AT CORDERO PROJECT, MEXICO
SURFACE WORK EXPANDS TARGET A FURTHER 2 KILOMETRES

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to announce that diamond drilling has recommenced at the Cordero silver, gold, zinc, lead, project located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.  Initial drilling will concentrate on continued testing of the Pozo de Plata target, including step out drilling from hole C09-5 that cored a long well-mineralized interval grading 152 metres of 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zinc and 1.22% lead.  Other areas to be drill tested will include regions of high chargeability and soil geochemistry, as partially drill tested in the fall program, and additional targets being defined by a concurrent surface program.  The exploration target is a bulk-mineable deposit geologically similar to the Penasquito deposit currently being developed by Goldcorp Inc.

SURFACE WORK EXTENDS PORPHYRY BELT AN ADDITIONAL TWO KILOMETRES

Field crews mobilized to the project in early January, and subsequent surface mapping and prospecting have successfully extended the mapped extent of the belt another two kilometres southwest of the Pozo de Plata diatreme-dyke complex, into an area of limited bedrock exposure.  Initial showings included intervals of hematite stained diatreme breccia which were subsequently exposed by a 545 metre trench.  Continuous samples were collected in five metre intervals and have been submitted for analysis to ALS Chemex for processing at its labs in Chihuahua, Mexico and Vancouver, Canada.  Ongoing mapping in this area has now delineated a two kilometre diameter area defined by circular features comprised of additional hematite stained breccia and islands of domed limestone country rocks.   Current interpretations of this new zone, referred to as the Dos Mil Diez zone, are that it may represent a surface expression of a larger diatreme complex.

With the addition of the Dos Mil Diez zone the prospective mineralized belt, as defined by five porphyry or intrusive centres, has now been defined through a strike length of 8 km and a width of about 3 km.  Current exploration is focused on four of the five intrusive centers, targeting deposits geologically similar to Penasquito, Pitarrilla and Camino Rojo.

“Both large bulk tonnage deposits discovered and being developed at Penasquito are hosted by diatreme breccia pipes.  We have found these key host rock types in two pipes at Cordero and have drilled a discovery hole in the Pozo de Plata diatreme last year.  With the Dos Mil Diez diatreme trench samples pending, we are very encouraged by the Cordero geology and discovery potential it offers,” comments Ron Tremblay, President of Levon Resources Ltd.

The property comprises wholly owned claims and consolidated land agreements that total about 20,000 hectares wherein Levon is completing the earn-in of a 51% interest from Valley High Ventures (TSXV Symbol VHV) (“Valley High”) by spending Cdn. $1,250,000 plus their proportion of the underlying option and maintenance property costs.  It is anticipated that Levon has met its earn-in threshold, and consequently, the companies are finalizing documentation with respect to a governing joint venture agreement wherein future costs will be borne as to 51% by Levon and 49% by Valley High and Levon will take over as operator.

The project is under the direct field supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon's Vice President of Exploration and Juan Manuel Viveros, Valley High’s senior geologist.  Vic Chevillon, P.Geo, who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Cordero District scale maps, a 2009 drill summary and 2010 results to date are provided in a current update at www.levon.com.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website  HYPERLINK "http://www.levon.com" www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.